Azure Ravens Entertainment, LLC (the "Company")

Financial Statement

For the fiscal year ended December 31, 2023

Azure Ravens Entertainment, LLC
Balance Sheet

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Huntington Unlimited Checking (4980)	9,677.65
Total Bank Accounts	**$9,677.65**
Accounts Receivable	
Accounts Receivable (A/R)	1,575.00
Total Accounts Receivable	**$1,575.00**
Other Current Assets	
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$11,252.65**
TOTAL ASSETS	**$11,252.65**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Funded Invoices - WebBank	6,879.05
Loan Payable	-45.00
Michigan Department of Treasury Payable	0.00
Total Other Current Liabilities	**$6,834.05**
Total Current Liabilities	**$6,834.05**
Total Liabilities	**$6,834.05**
Equity	
Opening Balance Equity	0.00
Owner's Investment	13,672.05
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-37,085.50
Wefunder SAFE Equity Investment Funds	57,457.31
Net Income	-29,625.26
Total Equity	**$4,418.60**
TOTAL LIABILITIES AND EQUITY	**$11,252.65**

Azure Ravens Entertainment, LLC
Profit & Loss

	TOTAL
Income	
Sales	18,247.50
Uncategorized Income	3,720.00
Total Income	**$21,967.50**
GROSS PROFIT	**$21,967.50**
Expenses	
Advertising & Marketing	514.58
Bank Charges & Fees	231.55
Contractors	31,320.00
Funded Invoices WebBank - Fees	118.45
Interest Paid	27.00
Legal & Professional Services	645.00
Meals & Entertainment	502.89
Office Supplies & Software	3,439.12
QuickBooks Payments Fees	752.89
Reimbursable Expenses	180.00
Rent & Lease	11,050.00
Travel	436.78
Utilities	2,374.50
Total Expenses	**$51,592.76**
NET OPERATING INCOME	**$ -29,625.26**
NET INCOME	**$ -29,625.26**

Unaudited

Azure Ravens Entertainment, LLC
Statement of Cash Flows

OPERATING ACTIVITIES	
Net Income	-29,625.26
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,575.00
Funded Invoices - WebBank	4,434.65
Loan Payable	-45.00
Michigan Department of Treasury Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,814.65**
Net cash provided by operating activities	**$ -26,810.61**
FINANCING ACTIVITIES	
Owner's Investment	13,255.00
Wefunder SAFE Equity Investment Funds	10,050.13
Net cash provided by financing activities	**$23,305.13**
NET CASH INCREASE FOR PERIOD	**$ -3,505.48**
Cash at beginning of period	13,183.13
CASH AT END OF PERIOD	**$9,677.65**

Azure Ravens Entertainment, LLC
Summary Cap Table

Azure Ravens Entertainment LLC Summary Cap Table

As of 03/25/2024 • Generated by Corbin Reeves (reeves.corbin@azureravens.com) at 03/25/2024 01:21:02

	Units Authorized	Units Issued and Outstanding	Fully Diluted Units	Fully Diluted Ownership		Cash Raised
Common Units classes						
Common (CS) Units		1,000	1,000	100.000%	$	0.01
Total Common Units issued and outstanding			1,000	100.000%	$	0.01
Preferred Units classes						
Total Preferred Units issued and outstanding				.000%	$	-
Convertibles						
SAFE Financings (SAFE)					$	62,116.00
Total Convertibles issued					$	62,116.00
Totals			1,000	100.000%	$	62,116.01

Azure Ravens Entertainment, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Azure Ravens Entertainment, LLC (the "Company") was organized in the State of Michigan in 2018. The company is a developer of Video game content for clients and independent projects.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Azure Ravens Entertainment, LLC has, through its operations, developed intellectual property that has value. The business has not determined a value for this intellectual property. Accordingly, no values for these intangible assets are reported on the balance sheets presented.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Unaudited

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.